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                    INDIGENOUS GLOBAL DEVELOPMENT CORPORATION
          100 BUSH STREET, SUITE 600, SAN FRANCISCO, CALIFORNIA 94104
                               TEL. (415) 283-4757

January 11, 2005

Rachel Zablow
Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

             Re:   INDIGENOUS GLOBAL DEVELOPMENT CORPORATION
                   (THE "COMPANY")
                   FORM 8-K FILED ON DECEMBER 15, 2004
                   FILE NO. 0-22968
                   -----------------------------------

Dear Ms. Zablow:

         The Company responds to the Staff's comment letter dated December 20, 2004. Amended Form 8-K has been filed on January 5, 2005. Form 8-K reporting the appointment of new auditors is enclosed for filing via Edgar electronic filing system together with this letter. The Staff's comments are addressed by their corresponding numbers and are accompanied by the Company's responses thereto.

1. Complied. Form 8-K/A and 8-K/A-2 has been filed.

2. Complied. Form 8-K/A and 8-K/A-2 has been filed.

3. Complied. Form 8-K/A 8-K/A-2 has been filed.

4. Complied. Form 8-K is being filed together with this letter.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/S/ Deni Leonard
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Deni Leonard, Chairman & CEO

Indigenous Global Development Corporation